UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                          Ridgewood Properties, Inc.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   766286207
                                (CUSIP Number)

                           Michael Rosenzweig, Esq.
                                Rogers & Hardin
                                2700 Cain Tower
                          229 Peachtree Street, N.E.
                    Atlanta, Georgia  30303   404/522/4700
 (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                                 December 7, 1995
             (Date of Event which Requires filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X) . (A fee is not required only if the report person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.   766286207

     1.  Name of Reporting Person
         S.S. or I.R.S. Identification of Above Person

         Wayne W. McAteer
         S.S. No. ###-##-####

2.  Check the appropriate box if a member of a group.

    N/A

3.  SEC Use Only



4.  Source of Funds

    00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

    (  )

6.  Citizenship of place of organization

    U.S. Citizen


Number of       7.  Sole Voting Power
Shares              100,000
Beneficially
Owned by        8.  Shared Voting Power
Each                0
Reporting
Person          9.  Sole Dispositive Power
With                100,000

               10.  Shared Dispositive Power
                    0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000

12.  Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares *

     N/A


13.  Percent of Class Represented by Amount in Row (11)

     9.12%

14.  Type of Reporting Person*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1 THRU 7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20546

                   STATEMENT PURSUANT TO RULE 13D-1
                 OF THE GENERAL RULES AND REGULATIONS
        UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                             SCHEDULE 13D


          The following statement is filed on behalf of the person identified in Item 2(a) of this Schedule 13D.

ITEM 1.    SECURITY AND ISSUER

          This statement relates to the common stock, $.01 par value ("Common Stock"), of Ridgewood Properties, Inc., a Delaware corporation ("Ridgewood"). The address of the principal executive offices of Ridgewood is 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Name:  Wayne W. McAteer (the "Reporting Person").

          (b) Business address: 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

          (c) Principal occupation: President, Wesley Hotel Group, Inc. ("Wesley"), a Georgia corporation and a wholly-owned subsidiary of Ridgewood, engaged in the business of managing hotel properties.

          (d)   Criminal convictions during the last five years:
                None.

          (e) Civil proceedings and/or judgments, decrees or final orders related to federal and state securities laws during the last five years: None.

          (f)   Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 7, 1995, Ridgewood, Ridgewood Acquisition Corp., a Georgia corporation and wholly-owned subsidiary of Ridgewood ("Acquisition"), Wesley, the Reporting Person and Samuel King ("King"), entered into an Agreement and Plan of Merger (the "Merger Agreement") and consummated the transactions contemplated thereby (the "Merger"). Pursuant to the Merger Agreement, Acquisition was merged with and into Wesley, with Wesley as the surviving corporation. Immediately prior to the Merger, there were 1,000 issued and outstanding shares of Wesley capital stock, 800 of which were owned by the Reporting Person and 200 of which were owned by King. Each of the issued and outstanding shares of Wesley immediately prior to the Merger was converted into the right to receive One Hundred Twenty-five (125) shares of Common Stock. In addition, Ridgewood entered into post-employment consulting agreements with the Reporting Person and King.

ITEM 4.  PURPOSE OF TRANSACTION

          The Reporting Person acquired 100,000 shares of Common Stock (the "Shares") in connection with the Merger, wherein Acquisition merged with and into Wesley. Except as described in this
Item 4 and Item 6, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Ridgewood or the disposition of securities of Ridgewood; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ridgewood or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ridgewood or any of its subsidiaries; (d) any change in the present Board of Directors or management of Ridgewood, including any plans or proposals to change of the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Ridgewood; (f) any other material change in Ridgewood's business or corporate structure; (g) changes in Ridgewood's charter, bylaws of instruments corresponding thereto or other actions which may impede the acquisition of control of Ridgewood by any person; (h) causing any class of securities of Ridgewood to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing any class of equity securities of Ridgewood to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The Reporting Person is the beneficial owner of 100,000 shares of Common Stock which represents approximately 9.12% of the Common Stock outstanding.

          (b) The Reporting Person has the power to vote and direct the vote and the power to dispose and direct the disposition of the Shares.

          (c) Except for the consummation of the transactions contemplated by the Merger Agreement as described in Item 3 hereof, pursuant to which the Reporting Person acquired beneficial ownership of the Shares, the Reporting Person has not effected a transaction involving shares of Common Stock during the past 60 days.

          (d) No person other than the Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          The Reporting Person is a party to the Registration Rights Agreement dated as of December 7, 1995 by and among Ridgewood, the Reporting Person and King. In addition, Ridgewood has agreed to grant to the Reporting Person the right and option to purchase up to 75,000 shares of Common Stock pursuant to the Ridgewood Properties, Inc. 1993 Stock Option Plan, as amended. The options will be on the terms and conditions set forth in a written option agreement to be agreed to between Ridgewood and the Reporting Person.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1: Agreement and Plan of Merger by and among Ridgewood Properties, Inc., Ridgewood Acquisition Corp., Wesley Hotel Group, Inc., Wayne W. McAteer and Samuel King dated December 7, 1995. (Attached as Exhibit 10 to the Ridgewood Properties, Inc. Form 10-Q for the period ending November 30, 1995 filed with the SEC on January 16, 1996.)

          Exhibit 2: Registration Rights Agreement dated as of December 7, 1995 by and among Ridgewood Properties, Inc., Wayne McAteer and Samuel King. (Attached as Exhibit 10 to the Ridgewood Properties, Inc. Form 10-Q for the period ending November 30, 1995 filed with the SEC on January 16, 1996.)


                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                        /s/ Wayne W. McAteer
                                        ____________________________
                                        Wayne W. McAteer
Dated:  January 15, 1996